Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RECORD DATE FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of XPeng Inc. (the “Company”) announces that the Board has fixed the close of business on May 23, 2022, Hong Kong time, as the record date (the “Shares Record Date”) of the Class A ordinary shares and/or Class B ordinary shares of the Company, each with a par value US$0.00001 per share. Holders of record of the Company’s Class A ordinary shares and / or Class B ordinary shares as of the Shares Record Date are entitled to attend and vote at the forthcoming annual general meeting of shareholders of the Company (the “AGM”) and any adjourned meeting thereof.

In order to attend this AGM, persons who hold the Company’s Class A ordinary shares and / or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited, at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 23, 2022. Persons who wish to attend this AGM and hold the Company’s Class A ordinary shares directly on our Hong Kong register of members should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with our registrar in Hong Kong, Tricor Investor Services Limited, at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 23, 2022).

Holders of record of American Depositary Shares representing the Class A ordinary shares of the Company (the “ADSs”) as of the close of business on May 23, 2022, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Class A ordinary shares (through a nominee) represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. Citibank, N.A., as the depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM (as the case may be) the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders (or as otherwise contemplated in the deposit agreement for the ADSs).

Details including, among other things, the date and location of the AGM will be set out in a notice of the AGM to be issued and provided to holders of the Company’s Class A ordinary shares and / or Class B ordinary shares as of the Shares Record Date and to holders of the ADSs as of the ADS Record Date together with the proxy statement/circular in due course.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Friday, May 6, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive directors, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive directors.

* For identification purpose only

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